02018369

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC FILE NUMBER
8-18318

FEB 28 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BARRY MURPHY & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 SUMMER STREET
(No. and Street)

BOSTON, MASSACHUSETTS 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY W. MURPHY 617-426-1770
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BARIL & SMITH, CPA'S, INC.
(Name — *if individual, state last, first, middle name*)

10 STATE STREET (Address) WOBURN, (City) MASSACHUSETTS (State) 01801 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BARRY W. MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BARRY MURPHY & COMPANY, INC., as of DECEMBER 31, ~~19~~XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Barry W. Murphy
Signature

~~PRESIDENT~~
Title
Chairman

____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARIL SMITH

CERTIFIED PUBLIC ACCOUNTANTS, INC.

10 State Street
Woburn, MA 01801
(781) 938-6855
Fax (781) 933-4765

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Barry Murphy & Company, Inc., Boston, Massachusetts

We have audited the accompanying statement of financial condition of Barry Murphy & Company, Inc. as of December 31, 2001 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barry Murphy & Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements take as a whole. The information contained on Pages 12-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baril & Smith

Woburn, Massachusetts
January 25, 2002

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2001

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

ASSETS

	Allowable	Non-Allowable	Total
Cash	$256,882		$256,882
Receivables from brokers or dealers: Other	42,053		42,053
Receivables from non-customers			
Securities and spot commodities owned, at market value: Debt securities			
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		$60,827	60,827
Other assets		14,613	14,613
Total assets	$298,935	$75,440	$374,375

Read Accompanying Notes and Accountants' Report

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2001

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES

	A.I. Liabilities	Non-A.I. Liabilities	Total
Accounts payable, accrued liabilities, expenses and other	$117,091	$32,009	$149,100
Total liabilities	$117,091	$32,009	$149,100

OWNERSHIP EQUITY

Corporation:	
Common stock	$ 12,000
Additional paid-in capital	71,263
Retained earnings	142,012
Total	225,275
Total ownership equity	225,275
Total liabilities and ownership equity	$374,375

Read Accompanying Notes and Accountants' Report

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2001

STATEMENT OF INCOME (LOSS)

REVENUE

Commissions on transactions in exchange listed equity securities executed on an exchange	$ 838,214
Other revenue	4,138
Total revenue	$ 842,352

EXPENSES

Salaries and other employment costs for general partners and voting stockholder officers	$ 391,480
Other employee compensation and benefits	29,783
Interest expense	7,561
Regulatory fees and expenses	6,395
Other expenses	412,097
Total expenses	$ 847,316

NET INCOME

Net loss before federal income taxes and items below	$ (4,964)
Provision for income taxes	7,300
Net loss after federal income taxes and extraordinary items	$ (12,264)

Read Accompanying Notes and Accountants' Report

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE RE

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2001

STATEMENT OF CHANGES IN OWNERSHIP EQUITY

(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Balance, beginning of period	$ 237,539
Net loss	(12,264)
Balance, end of period	$ 225,275

Read Accompanying Notes and Accountants' Report

BARRY MURPHY & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES:	
Net loss	$ (12,264)
Adjustments to reconcile net loss to net cash from operations:	
Depreciation	14,384
Deferred income taxes	7,300
(Increase) decrease in:	
Commissions receivable	16,602
Security deposits	(41)
Increase (decrease) in:	
Accounts payable	13,745
Accrued expenses and payroll taxes	(7,549)
Net cash flows provided by operating activities	32,177
INVESTING ACTIVITIES:	
Purchase of equipment	(3,149)
FINANCING ACTIVITIES:	
Advances to shareholder	(50,000)
Repayment of obligation under capital lease	(15,469)
Net cash used by financing activities	(65,469)
Net decrease in cash and cash equivalents	(36,441)
Cash and cash equivalents, beginning of the year	293,323
Cash and cash equivalents, end of the year	$ 256,882

BARRY MURPHY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

Note 1 - Summary of significant accounting policies

Description of business

Barry Murphy & Company, Inc. is engaged in the business of providing discount brokerage services. The Company does not directly hold accounts for its clients and operates on fully disclosed basis.

Accounting policies

The Company's policy is to prepare its financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and often involve the utilization of estimates. Consequently, financial statement items do not necessarily represent current values.

The significant accounting policies utilized by the Company are described below:

Use of estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Clearing agreements

The Company has a clearing agreement with National Financial Services, LLC, whereby, National Financial Services, LLC clears transactions for Company customers and carries the accounts of such customers on a fully disclosed basis as customers of National Financial Services, LLC. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, hold cash or securities in connection with such transactions.

Security transactions and recognition of income

Security transactions and the recognition of related income and expense are recorded on a trade date basis.

Cash and cash equivalents

The Company has established a policy of defining cash equivalents as all highly liquid investments with a maturity of three months or less.

The Company maintains a $75,000 cash escrow as part of a clearing agreement with a financial services company and a $21,400 escrow held in a depository account with a regulatory agency for purposes of future registration requirements.

Note 1 - Summary of significant accounting policies - continued

Property and equipment and depreciation

Property and equipment are stated at cost. Depreciation is recorded on an accelerated and straight-line basis over the estimated useful lives of the assets for financial statement purposes.

Income taxes

Deferred income tax assets and liabilities arise from temporary differences between the financial reporting and tax basis of assets and liabilities that result in net taxable or deductible amounts in future periods. Deferred income taxes are classified as current or noncurrent, depending on the classifications of the assets and liabilities to which they are related. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

Net capital requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's net capital was $161,835, at December 31, 2001. The Company's net capital ratio was .72 to 1 at December 31, 2001, while the maximum allowable ratio is 15 to 1.

Note 2 - Related party transactions

The loan from the shareholder at December 31, 2000 consists of an 8% interest bearing loan, due on demand, which was paid in full during 2001.

Note 3 - Capital lease

The Company leases telephone equipment, computer systems and office equipment under capital leases. The leases require annual rentals through October 2005.

The Company is accounting for the lease transactions as purchases. Accordingly, the accompanying financial statements include:

1. The unpaid balance of the obligation under the capital lease, net of prepaid interest.

2. The fair value of the leased property as assets.

3. Charges to income:

   a. Amortization, which amounted to $8,704 in 2001 and is included with depreciation expense.

   b. Interest costs are calculated at rates ranging from 11% to 16%.

Note 3 - Capital lease, continued

The following is a schedule, by years, of future minimum lease payments under capital leases together with the present value of the minimum lease payments as of December 31, 2001.

Year	Amount
2002	$14,774
2003	9,195
2004	2,605
2005	1,953
	28,527
Less: Amount representing interest expense	(4,118)
Present value of minimum lease payments	$24,409

Note 4 - Income taxes

The provision for income taxes for the year ended December 31, 2001 is as follows:

	2001
Federal and state deferred tax:	$ 7,300

The Company has no current provision for income taxes for the year ended December 31, 2001 due to the utilization of prior year net operating loss carry forward's of approximately $16,500. The deferred provision for income taxes is due to differences between financial statement loss and taxable income primarily from certain expenses, which are not deductible for tax purposes and timing differences related to depreciation.

At December 31, 2001, the deferred tax asset and liability accounts consisted of the following components:

Deferred tax assets: Net operating loss carryforward	7,000
Deferred tax liability: Depreciation	(7,600)
Net deferred tax liability:	$ (600)

Note 5 - Commitment

The Company rents its office facilities under a noncancellable operating lease which expires in April 30, 2003. The lease provides in part for the payment of contingent rentals based upon the escalation of real estate taxes and certain operating expense on a prorata basis over a base year. Rental expense for leased premises during the years ended December 31, 2001 and 2000 was $62,851. Future lease commitments are $63,000 in 2002 and $21,000 in 2003.

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$225,275
Total ownership equity qualified for net capital	225,275
Capital lease	12,000
Total capital and subordinated liabilities	237,275
Total non-allowable assets from statement of financial condition	75,440
Other deductions	
Net capital before haircuts on securities positions	161,835
Contractual securities commitments	
Other	
Net capital	$161,835

Read Accompanying Notes and Accountants' Report

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 7,806
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000
Net capital requirement	50,000
Excess net capital	111,835
Excess net capital at 1000%	$150,126

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition	$117,091
Total aggregate indebtedness	117,091
Percentage of aggregate indebtedness to net capital	.72

Read Accompanying Notes and Accountants' Report

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2001

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

(k) (2)(B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: National Financial Services, LLC

BARRY MURPHY & COMPANY, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION

UNDER RULE 15c3-1 WITH BROKER'S REPORT

AS OF DECEMBER 31, 2001

Net capital per FOCUS Part IIA submitted by Broker	$169,435
Increase in non allowable assets - deferred tax asset	(300)
Income tax expense	(7,300)
Net capital per audited FOCUS Part IIA	$161,835

BARRY MURPHY & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKER-DEALERS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2001

There were no material differences existing between the Audited Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited FOCUS IIA.

BARIL SMITH

CERTIFIED PUBLIC ACCOUNTANTS, INC.

10 State Street
Woburn, MA 01801
(781) 938-6855
Fax (781) 933-4765

INDEPENDENT AUDITOR'S REPORT

ON INTERNAL CONTROL

REQUIRED BY SEC RULE 17 A-5

To the Shareholder of
Barry Murphy & Company, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of Barry Murphy & Company, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Barry Murphy & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Shareholder of
Barry Murphy & Company, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the securities and exchange commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Baril & Smith

Woburn, Massachusetts
January 25, 2002

SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
313
OPCVA SECTION

BARRY MURPHY & COMPANY, INC.

ANNUAL AUDITED REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001

BARRY MURPHY & COMPANY, INC.

ANNUAL AUDITED REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS